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Exhibit 99.3

FOR IMMEDIATE RELEASE ALL NUMBERS IN U.S. DOLLARS UNLESS OTHERWISE NOTED

FALCONBRIDGE FIRST QUARTER 2006 NET INCOME
INCREASES 163% TO US$462 MILLION

TORONTO, Ontario, April 25, 2006 — Falconbridge Limited (TSX: FAL.LV; NYSE: FAL) today reported first quarter 2006 net income of $462 million (earnings per share — $1.23 basic; $1.21 diluted). This compares with first quarter 2005 net income of $176 million (earnings per share — $0.58 basic; $0.57 diluted).

(Note: 2005 Q1 financial results, as presented in this press release, represent the consolidated results of Noranda Inc., which was renamed Falconbridge Limited after the amalgamation of Noranda Inc. and former Falconbridge Limited on June 30, 2005. This press release contains forward-looking information. See "Forward-looking Information".)

2006 Q1 HIGHLIGHTS

Financial Results

$ millions, except per share information	Q1 2006	Q1 2005	Y-O-Y Change
Revenues	2,858	1,894	51%
Income generated by operating assets*	739	459	61%
Net income	462	176	163%
Basic earnings per common share	1.23	0.58	112%
Diluted earnings per common share	1.21	0.57	112%

*Defined as earnings before net interest, corporate and general administration, research, development, exploration, minority interest, taxes, and other income

  •
  Achieved net income of $462 million in Q1 2006, a 163% increase from Q1 2005

  •
  Q1 2006 realized prices were higher (vs. Q1 2005): copper was up 49%, zinc 70%, aluminum 23%; partially offset by slightly lower nickel prices, increased energy costs and a weaker U.S. dollar

  •
  Increased output of copper anodes, copper cathodes and refined nickel by 20%, 17% and 2%, respectively, in Q1 2006, versus Q1 2005

  •
  Reported strong performance at Altonorte smelter, Lomas Bayas mine and Antamina mine; unplanned conveyer and SAG mill outages at Collahuasi led to lower mined copper production

  •
  Refined copper production benefited from capacity enhancements at Horne copper smelter and CCR refinery

  •
  Continued to advance growth opportunities in copper, nickel and zinc

  •
  Proceeding with restart of Lennard Shelf zinc mine in Western Australia

  •
  Announced redemption of $500 million in Junior Preference Shares

  •
  Completed 26 Six Sigma projects during Q1 2006 for total annualized benefit of $10.8 million at an average savings value of $416,000 per project

LME Prices/lb. — Q1 Average versus Current

LME Official Cash Price	Copper	Nickel	Zinc	Aluminum
Q1 2006 Avg.	$2.24	$6.72	$1.02	$1.07
Current *	$3.04	$8.69	$1.50	$1.23

*As at April 21, 2006

COMMENTARY

"Falconbridge is off to a great start for 2006 as we took advantage of the strong fundamentals of our business during the first quarter," said Derek Pannell, Chief Executive Officer of Falconbridge. "Metals prices continued to climb and overall, our operations have performed well, resulting in another quarter of outstanding financial results. As we move into the second quarter, we look forward to benefiting from further upside at our operations and from the high metal price environment, as LME prices at the beginning of the second quarter have already exceeded the first quarter average."

        "We continue to work with Inco to seek U.S. and European regulatory approval for the proposed combination of Inco and Falconbridge. Discussions with officials at both the U.S Department of Justice and the European Commission continue to be constructive as we await approvals from both regulatory bodies."

CORPORATE DEVELOPMENTS

Inco Offer

On October 11, 2005, Inco Limited announced an offer to acquire all outstanding common shares of Falconbridge. The offer was comprised of part cash and part Inco common shares, which when pro-rated subject to the maximum amounts offered would provide Cdn$7.50 and 0.524 Inco shares for each Falconbridge common share. (At the closing market price of Inco's stock on April 24, 2006, the offer is valued at approximately Cdn$40.67 per Falconbridge common share). Both Boards of Directors unanimously endorsed the acquisition offer and the Falconbridge Board recommended the Company's shareholders tender their shares to the offer, which remains open for acceptance to June 30, 2006.

        The combined organization, which would be known as Inco Limited, would be one of the world's premier mining and metals companies. It would be the world's largest producer of nickel and eighth-largest producer of copper, and would also operate integrated zinc and aluminum businesses. The new company would have one of the mining industry's most attractive portfolios of low-cost, profitable growth projects and would benefit from estimated annual synergies of approximately $350 million — with this run rate beginning in mid-2008.

        Inco has obtained regulatory clearances from the Canadian Competition Bureau and it continues to proceed to meet all information and other requests from the U.S. Department of Justice and the E.U. competition authorities.

Statements regarding the combination of Falconbridge and Inco are subject to various risks and assumptions. See "Forward-looking Information" on page 16.

Redemption of Junior Preference Shares

On March 16, 2006, Falconbridge announced its plans to redeem a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, on April 26, 2006, based upon shareholders of record on March 22, 2006. Falconbridge will utilize existing cash balances to fund the redemption.

Statements regarding the financing activities of Falconbridge are subject to various risks and assumptions. See "Forward-looking Information".

FINANCIAL RESULTS

Revenues for the first quarter of 2006 were $2.9 billion, 51% higher than revenues of $1.9 billion in the same period of 2005. The increase was mainly due to higher realized metal prices and copper and nickel sales volumes, increased revenue contribution from by-product molybdenum credits and improved copper concentrate treatment and refining terms charged by Falconbridge copper smelters. Business unit revenues were 83% higher for copper, 9% higher for nickel, 67% higher for zinc and 14% higher for aluminum.

Operating expenses totaled $2.1 billion in the first quarter, compared to $1.4 billion in the same period last year, primarily due to the higher value of raw material feeds. Mining, processing and refining costs increased to $743 million from $595 million in the first quarter of 2005 due to higher levels of copper anode and copper cathode production, increased refined nickel production, higher energy and supplies/consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased 6% to US$0.87 from US$0.82 during the first quarter of 2005.

        The value of raw material feed purchases was $1,207 million, 67% higher than $722 million in 2005 due to higher metal prices and increased custom feed processing at the Nikkelverk nickel refinery and at all copper smelting and refining operations. Higher purchased raw material values are recovered at the time of sale of the metals contained in the materials treated and are hedged at the time of purchase.

        Depreciation, amortization and accretion expense increased to $169 million from $118 million a year ago, with $30 million of the increase being attributable to the amortization of the fair value increment related to the purchase of the former Falconbridge minority shareholders' interest and the resulting increase in the book value of the assets acquired. Net interest expense increased to $32 million from $28 million in the first quarter of last year due to the impact of junior preferred share liabilities issued pursuant to the issuer bid completed in early May 2005. Minority interest in earnings of subsidiaries decreased to $2 million from $94 million largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $222 million from $124 million during the first quarter of 2005, due to the overall increase in profitability.

Income generated by operating assets for the first quarter was $739 million, 61% higher than $459 million in the first quarter of 2005. Income generated by operating assets increased 112% to $489 million in the copper business, decreased 24% to $148 million in the nickel business, increased from $6 million to $64 million in the zinc business and increased 34% to $47 million in the aluminum business.

        Net income totaled $462 million, or $1.23 per basic common share and $1.21 per diluted common share, for the first quarter 2006, 163% higher than net income of $176 million or $0.58 per basic and $0.57 per diluted common share in the same period of 2005. Higher net income reflects higher realized metal prices and higher treatment and refining charges received at copper smelters and refineries.

Consolidated assets totaled $12.9 billion as at March 31, 2006, compared with $12.4 billion at the end of 2005. The increase is primarily due to the investment of additional capital in advancing brownfield and greenfield expansion development projects, higher working capital levels due to increasing metals prices and cash retained in the business generated by higher earnings.

LIQUIDITY AND CAPITAL INITIATIVES

Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding needs. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new long — and short-term borrowings.

        The Company's committed bank facilities, which expire in 2010, total $780 million. At March 31, 2006, these lines were essentially undrawn.

        Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $668 million during the first quarter of 2006. Total liquidity remains strong, with over $1.8 billion of cash and undrawn lines at March 31, 2006. Long-term debt was $2.5 billion at quarter end excluding preferred share liabilities. Falconbridge's net-debt-to-capitalization ratio stood at 33.3% at the end of the quarter, a reduction of 300 basis points since the end of 2005.

        On March 16, 2006, Falconbridge announced its plans to redeem a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, on April 26, 2006, based upon shareholders of record on March 22, 2006. Falconbridge has benefited from high earnings and cashflow generation and will utilize existing cash balances to fund the redemption.

        Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects totaled $98 million during the first quarter. For 2006, the Company's projected capital investments are approximately $315 million for sustaining capital expenditures and other smaller projects and approximately $435 million in new copper and nickel investments.

Statements regarding future financial requirements and fund of those requirements are subject to various risks and assumptions. See "Forward-looking Information".

REVIEW OF OPERATIONS

Copper Business Unit

		Q1 2006	Q1 2005	Y-O-Y Change (%)
Production:	mined copper (MT)	104,800	106,900	(2%	)
	refined copper (MT)	143,100	121,600	18%
	mined zinc (MT)	37,600	47,600	(21%	)
	refined zinc (MT)	37,300	38,000	(2%	)
Sales:	contained copper (MT)	280,800	210,800	30%
	contained zinc (MT)	41,500	56,100	(26%	)
Revenues ($ millions)		1,768	968	83%
Realized copper price ($/lb.)		2.29	1.54	49%
Mining, processing and refining costs ($ millions)		320	242	32%
Cash costs ($/lb. of copper)		0.30	0.35	(14%	)
Income from operating assets ($ millions)		489	231	112%

Revenues

For the first quarter of 2006, copper business revenues increased 83% to $1,768 million from $968 million in the first quarter of 2005, reflecting higher realized copper and zinc prices and higher copper sales volumes. Copper sales volumes totaled 280,800 tonnes, up 30% from the same quarter in 2005, as output from all copper smelters and refineries increased during the quarter. Sales of by-product zinc volumes totaled 41,500 tonnes versus 56,100 tonnes during the first quarter of 2005. The majority of the zinc sales decrease was attributable to lower production at Antamina that resulted from lower zinc grades that were mined.

        During the quarter, copper revenues were higher as the realized copper price of $2.29/lb. increased 49% compared to $1.54/lb. realized in the same period in 2005. Also contributing to copper business revenues was significantly higher zinc prices, as well as increased sales of by-product molybdenum concentrate from the Antamina and Collahuasi mines.

Costs

Total operating expenses for the copper business increased to $1,279 million from $737 million in the first quarter of 2005. Mining, processing and refining costs increased to $320 million from $242 million in the same period last year as a result of the impact of a weaker U.S. dollar, higher energy and supply costs, and increased smelter and refinery output. The value of purchased raw material feeds increased to $871 million from $440 million in the first quarter of 2005 due to the significant rise in copper prices and the increased production and sales from the copper smelters and refineries. Depreciation increased to $88 million from $55 million due to the amortization of the fair value increment related to the acquisition of the former Falconbridge and due to increased copper sales volumes from Kidd Creek. The operating cash cost of producing a pound of copper in the first quarter of 2006 decreased to $0.30/lb. from $0.35/lb. in the first quarter of 2005 due to higher credits from by-product sales and improved smelting and refining charge revenues.

Income generated from operating assets

Operating income for the copper business in the first quarter of 2006 increased 112% to $489 million from $231 million a year ago as a result of significantly higher revenues that were somewhat offset by higher costs. Operating income also benefited from higher treatment and refining charges and increased throughput at all three copper smelters and both copper refineries. Partially offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on operating costs and higher energy and supply costs.

Production

During the first quarter of 2006, copper mine production from Canadian and South American operations totaled 104,800 tonnes, compared to 106,900 tonnes a year ago. Lower copper production at Collahuasi was partially offset by higher production from Antamina and Kidd Creek. By-product zinc-in-concentrate production was 21% lower at 37,600 tonnes versus 47,600 tonnes in the first quarter of 2005. Lower by-product zinc mine production recorded at Antamina was partially offset by higher zinc concentrate production at Kidd Creek.

        At Antamina, copper-in-concentrate production was 34,200 tonnes, an increase of 10% from the same quarter in 2005 due to richer copper grades (1.47% vs. 1.41%) resulting from a change in the ore type mix. Partially offsetting higher copper output at Antamina was lower zinc grades and production due to the intrinsic variability typical for such a complex skarn deposit.

        Copper production at the Lomas Bayas mine was 15,600 tonnes, down 4% from the same quarter last year, mainly due to adverse weather conditions.

        Kidd Creek mined copper production was 23% higher at 13,800 tonnes due to higher copper head grades and mill throughput.

        At the Collahuasi mine, the Company's share of production totaled 41,200 tonnes versus 48,400 tonnes in the same quarter a year ago. Production was lower primarily due to lower head grades (1.09% vs. 1.25%) and lower mill throughput associated mostly with material handling problems at the primary crusher and conveyor system and due to an electrical failure of the motor in one of the SAG mills. The 10-day outage of the affected mill occurred in late March.

        At the Altonorte smelter, copper anode production of 66,000 tonnes was 14% higher than the same period last year due to improved operations. As well, in 2005 the Altonorte smelter had a scheduled shutdown which reduced production.

        Refined copper production was 143,100 tonnes in the first quarter of 2006 versus 121,600 tonnes in the first quarter of 2005. Kidd Creek refinery production was up 7% to 33,700 tonnes due to higher mine production and increased custom feed processing. The CCR refinery cathode production increased to 87,200 tonnes during the first quarter from 67,000 tonnes in the same quarter a year ago, as a result of higher anode production at the Horne smelter and increased processing of Inco sourced copper anodes.

Nickel Business Unit

		Q1 2006	Q1 2005	Y-O-Y Change (%)
Production:	mined nickel (MT)	19,500	20,500	(5%	)
	refined nickel (MT)	28,400	27,900	2%
	mined copper (MT)	8,900	8,600	3%
Sales:	contained nickel (MT)	29,600	27,800	6%
	contained copper (MT)	13,200	15,500	(15%	)
Revenues ($ millions)		581	535	9%
Realized nickel price ($/lb.)		6.84	7.03	(3%	)
Realized ferronickel price ($/lb.)		6.63	6.70	(1%	)
Mining, processing and refining costs ($ millions)		214	170	26%
Cash costs ($/lb. of nickel) — INO		2.60	2.51	4%
Cash costs ($/lb. of nickel) — Falcondo		4.82	3.88	24%
Cash costs ($/lb. of nickel) — NBU		3.38	2.94	15%
Income from operating assets ($ millions)		148	194	(24%	)

Revenues

For the first quarter of 2006, nickel business revenues of $581 million increased from $535 million in the first quarter of 2005. Nickel sales volumes increased 6% to 29,600 tonnes from 27,800 tonnes in the first quarter of 2005. By-product copper sales volumes of 13,200 tonnes decreased 15% from 15,500 tonnes a year earlier.

        Integrated Nickel Operations (INO) sales volumes of refined nickel in the quarter were essentially unchanged at 21,400 tonnes. At Falcondo, ferronickel sales volumes increased by 26% to 8,200 tonnes from 6,500 tonnes in the first quarter of 2005, which reflects the depletion of the inventory build-up that resulted from stainless steel market destocking in the second half of 2005. Cobalt sales of 1,100 tonnes in the quarter increased 22% from the same quarter in 2005. Precious metals revenues increased by $14 million in the first quarter of 2006 compared to the same period in 2005.

        Realized nickel prices of $6.84/lb. decreased by 3% in the quarter compared with $7.03/lb. in the corresponding period in 2005. Realized ferronickel prices of $6.63/lb. decreased by 1% from $6.70/lb. in the first quarter of 2005. Realized cobalt prices of $12.41/lb. decreased by 29% in the quarter, compared with $17.44/lb. in the same period in 2005.

Costs

Total operating expenses increased to $433 million from $341 million in the first quarter of 2005. Mining, processing and refining costs increased to $214 million from $170 million in the same period last year largely due to the exchange rate impact on operating costs at Canadian operations, increases in energy prices and increased sales volumes. The value of purchased raw material feeds increased to $166 million from $142 million in the first quarter of 2005 due to increased purchased material volumes and higher payable copper prices. The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $3.38 in the first quarter of 2006 compared with $2.94 for the same period in 2005. The operating cash cost of producing a pound of nickel from INO mines was $2.60. The $0.09/lb., or 4%, increase from 2005 costs was the result of the stronger Canadian dollar on operating costs at Canadian operations, higher energy costs, and lower ore grades. These higher costs offset the impact of increased by-product credits that resulted from higher by-product metal prices.

        At Falcondo, operating cash cost per pound of ferronickel was $4.82 in 2006 compared with $3.88 in 2005. The increase in costs was largely due to the increase in the oil price, as average oil costs rose from $38.83 per barrel in 2005 to $52.15 per barrel in 2006. Oil is the source of fuel for the electricity plant operated on site and represented 71% of total operating costs at Falcondo during the first quarter of 2006.

Income generated by operating assets

First quarter operating income for the nickel business totaled $148 million, compared to $194 million in the first quarter of 2005. The $46 million decrease was mainly due to the impact of higher costs of operations, including higher energy costs and the higher value of purchased raw materials. Depreciation charges increased due to the amortization of the fair value increment associated with the merger with Noranda. Higher costs offset the beneficial impact of slightly higher sales volumes during the quarter versus the same period a year ago.

Production

Total refined nickel production increased 2% to 28,400 tonnes during the quarter versus 27,900 tonnes during the same period in 2005. Total mined nickel production was 1,000 tonnes lower at 19,500 tonnes.

        Sudbury mines production was 4,500 tonnes of nickel and 6,200 tonnes of copper during the first quarter of 2006, compared with 6,100 tonnes of nickel and 6,000 tonnes of copper in the first quarter of 2005. Sudbury mined nickel production was lower due to challenging ground conditions at the Thayer Lindsley mine and lower nickel ore grades. At Raglan, nickel-in-concentrate production in the quarter was 5,300 tonnes and copper production was 1,300 tonnes, compared with 6,000 tonnes of nickel and 1,500 tonnes of copper in 2005. The decrease in Raglan production was due to the impact of lower ore grades. The Montcalm mine produced 2,800 tonnes of nickel and 1,400 tonnes of copper compared to 2,000 tonnes and 1,100 tonnes of nickel and copper respectively in 2005. The increases in production at Montcalm were due to increases in tonnes mined and improved ore grades.

        At the Sudbury smelter, nickel-in-matte production in the first quarter of 2006 decreased to 15,800 tonnes from 17,400 tonnes in the same period of 2005, as a result of the treatment of lower concentrate tonnages (due to reduced mine feeds) with lower feed grades.

        At the Nikkelverk refinery, nickel production during the quarter was 21,500 tonnes in the first quarter of 2006, essentially unchanged from the same period in 2005.

        The Falcondo ferronickel refinery produced 6,900 tonnes of nickel in ferronickel, compared with 6,500 tonnes in the first quarter of 2005.

Other Developments

A two-week Sudbury smelter shutdown is planned in May 2006 as part of the Company's ongoing preventative maintenance program.

Zinc Business Unit

		Q1 2006	Q1 2005	Y-O-Y Change (%)
Production:	mined zinc (MT)	64,800	67,100	(3%	)
	refined zinc (MT)(1)	15,400	16,700	(8%	)
	mined lead (MT)	19,000	18,900	1%
	refined lead (MT)	22,400	21,600	4%
Sales:	contained zinc (MT)(2)	68,400	94,800	(28%	)
	contained lead (MT)	29,700	26,500	12%
Revenues ($ millions)		199	119	67%
Realized zinc price ($/lb.)		1.07	0.63	70%
Mining, processing and refining costs ($ millions)		52	50	4%
Cash costs ($/lb. of zinc)		0.41	0.40	3%
Income from operating assets ($ millions)		64	6
(1)
25% of the Noranda Income Fund CEZ refinery zinc production

(2)
Brunswick mine concentrate contained zinc and third party purchased concentrate sales to Noranda Income Fund

Revenues

Zinc business revenues increased to $199 million, an increase of 67% compared to the $119 million recorded during the first quarter of 2005. The increased revenue was due to higher prices realized for zinc and other by-products. The average realized price per pound of zinc during the first quarter was $1.07/lb., an increase of 70% compared to $0.63/lb. in the same period last year. The average realized price per pound of refined lead during the first quarter was $0.63/lb., versus $0.49/lb. in the same period last year. Silver LME prices increased to $9.69 per ounce from $6.97 per ounce in the same quarter a year ago.

        In the first quarter of 2006, sales volumes of zinc-in-concentrates decreased 28% to 68,400 tonnes from 94,800 tonnes in the first quarter of 2005. Lower zinc sales volumes reflect the build-up of inventory to be shipped to the Noranda Income Fund in the second quarter and the timing of vessel shipments and arrivals. First quarter 2006 lead metal sales increased to 29,700 tonnes from 26,500 tonnes in the same period a year ago.

Costs

Mining, processing and refining costs increased to $52 million from $50 million in the same period last year, while the value of purchased raw materials increased to $76 million from $54 million in the first quarter of 2005. The value of raw material feeds increased along with the rise in zinc and lead prices. The operating cash cost per pound of mined zinc increased to $0.41 in the first quarter of 2006 from $0.40 for the same period in 2005 due to a stronger Canadian dollar and lower production at the Brunswick Mine, partially offset by the benefits from higher by-product copper and silver sales prices.

Income generated by operating assets

The first quarter 2006 operating income of the zinc business was $64 million, compared with $6 million for the first quarter of 2005. The $58 million improvement resulted primarily from the higher metal prices.

Production

Contained zinc production was 64,800 tonnes in the first quarter of 2006, compared to 67,100 tonnes in the same period in 2005. The decrease in production is primarily attributable to lower ore head grades and the residual effects of a rock burst which occurred at the Brunswick Mine in November, 2005. Falconbridge's share of refined zinc production at the Noranda Income Fund CEZ Refinery totaled 15,400 tonnes, versus 16,700 tonnes during the first quarter of 2005. By-product copper-in-concentrate production at the Brunswick mine increased to 2,200 tonnes from 1,300 tonnes during the first quarter of 2005, primarily due to a higher copper grade and improved recoveries in 2006.

        Lead metal production at the Brunswick smelter was 22,400 tonnes in the first quarter of 2006 compared to 21,600 tonnes in the same period in 2005, due to an unplanned maintenance shutdown during first quarter 2005 which resulted in lower production.

Aluminum Business Unit

	Q1 2006	Q1 2005	Y-O-Y Change (%)
Production: primary (MT)	62,300	61,400	1%
Sales: primary (MT)	56,400	56,600	—
Shipments: fabricated (MT)	46,400	45,600	2%
Revenues ($ millions)	310	271	14%
Realized aluminum price ($/lb.)	1.13	0.92	23%
Mining, processing and refining costs ($ millions)	156	139	12%
Cash costs ($/lb. of aluminum)	0.67	0.59	14%
Income from operating assets ($ millions)	47	35	34%

Revenues

Aluminum business revenues increased to $310 million, 14% higher than the $271 million recorded during the first quarter of 2005. Third-party sales of primary aluminum were essentially the same at 56,400 tonnes, compared to the first quarter of 2005. First quarter rolled products sales volumes also increased by 2% to 46,400 tonnes compared to 45,600 tonnes the same period a year ago. The realized primary aluminum price increased 23% to $1.13/lb. versus $0.92/lb. in the same period in 2005.

Costs

Aluminum business operating expenses increased 11% to $263 million compared to $236 million during the first quarter of 2005. Mining, processing and refining costs increased to $156 million from $139 million in the same period last year. Operating costs were impacted by significantly higher natural gas costs at the Gramercy alumina refinery and at the rolling mills, along with increased electrical energy costs at the New Madrid smelter. The increased electrical energy costs came into effect under the new fifteen-year electricity supply contract. These rates compare very favourably with electricity costs incurred by other U.S. aluminium producers. The value of purchased raw materials increased to $94 million in the first quarter 2006 compared to $85 million the same period last year, due to increased aluminum prices.

        The operating cash cost per pound of primary aluminum metal production was $0.67/lb. in the first quarter of 2006, an increase from $0.59/lb. for the same period in 2005. Higher electrical energy and natural gas costs were the major contributors to the higher unit costs. The cost per pound at the rolled products division was 7% higher in the first quarter of 2006, compared with the same period in 2005, resulting from higher natural gas and purchased aluminum metal costs.

Income generated by operating assets

First quarter 2006 operating income for the aluminum business was $47 million compared with $35 million for the first quarter of 2005. The $12 million increase was mainly due to the higher realized aluminum price, partly offset by higher power and natural gas costs.

Production

In the first quarter of 2006, primary aluminum production was higher at 62,300 tonnes, compared to 61,400 tonnes in the same period in 2005. For the rolled products operations, shipments were higher at 46,400 tonnes compared with 45,600 tonnes for the first quarter of 2005.

Other Developments

At the Huntingdon rolling mill, the installation and ramp-up of a new hot aluminum caster was completed, two months ahead of schedule. With additional annualized capacity of 33 million pounds, the new caster was running at capacity levels by the end of the first quarter, allowing the rolled products division to take advantage of exceptionally strong end-use markets for aluminum sheet and foil in North America.

Production Forecast

Production		2006 Forecast (tonnes)	2005 Actual (tonnes)
Copper:	Mined Refined	475,000 635,000	462,000 544,000
Nickel:	Mined Refined	82,000 115,000	80,000 114,000
Zinc:	Mined Refined(1)	460,000 210,000	454,000 182,000
Aluminum:	Primary Fabricated	250,000 195,000	246,000 178,000
(1)
Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ Refinery production

Labour Agreements

During the quarter, labour agreements were achieved at the Falcondo ferronickel operation in the Domincan Republic, the Horne smelter in Rouyn, Quebec and with supervisory and administrative personnel at the St. Ann bauxite mine in Jamaica. Negotiations at the Brunswick Mine, Brunswick Smelter and Bulk Handling Operations in New Brunswick, as well as General Smelting in Quebec, are ongoing.

        In the second quarter of 2006, the following collective agreements are up for renewal:

  •
  Raglan Mine (Quebec) — April 30

  •
  Lomas Bayas (Chile) — April 30

  •
  Nikkelverk (Norway) — May 31

DEVELOPMENT PROJECTS UPDATE

Copper Projects

Collahuasi, Chile

The completion of the mill expansion and transfer of mining operations to the Rosario pit was completed in 2005 and since start-up the operating experience has demonstrated the potential to increase the throughput of Collahuasi from the initial design capacity of 110,000 tonnes per day to over 150,000 tonnes per day. The focus of the management team is on the continued optimization of the current facilities through a series of debottlenecking initiatives which will allow for increased production.

        Further expansion is also being assessed due to the existing large and growing resource base. Although the current resource base could support further expansion on its own, exploration efforts have also identified a new high grade zone (named "Rosario West"), which is approximately 250 metres south of the Rosario pit. In addition, other geological anomalies have also been identified which could further increase the size of the Rosario West resource, currently estimated to be in excess of 250 million tonnes of 1.5% copper. The strategy is to further define the potential of this new resource which, given its size and high copper grades, could provide the most profitable ore to support a further expansion in copper production.

Antamina, Peru

Adding additional grinding capacity is being assessed with the potential installation of a pebble crushing circuit which would assist in the crushing of ores and increase the overall throughput and production of metal in concentrate. Engineering is currently being completed with a decision to implement expected in 2006.

Lomas Bayas Expansion, Chile

As part of the Company's review of the Fortuna de Cobre deposit, the development of the exploration tunnel began in March 2005 and is now complete. Construction of the pilot plant was completed in August 2005 and pilot testing is expected to be completed in August 2006. The results of conceptual studies to optimize the development of Fortuna and integration with Lomas are being assessed. A decision on which alternative to pursue will be made later in 2006.

Kidd Mine D Project, Canada

Work on the shaft bottom and lateral development was completed in the first quarter of 2006. Production from block three is expected to begin in the third quarter of 2006, with project completion expected by the end of 2006.

El Pachón, Argentina

Located in Argentina and situated less than five kilometres from the Chilean border and the Las Pelambres copper mine, El Pachón is a larger copper deposit with measured and indicated resources of 724 million tonnes of copper grading 0.65%. In 2006, work will progress in road re-opening, environmental baseline data collection, and progression of the project towards the feasibility gate. The study has been initiated and selection of an engineering firm is targeted for the beginning of May 2006.

El Morro, Chile

The El Morro deposit is a large copper porphyry with high gold co-product credits with measured and indicated resources of 466 million tonnes of 0.61% copper and 0.50 g/t gold. In April 2006, Falconbridge will complete a 30,000-metre drilling program (delineation, in-fill and metallurgical drilling) required to support the work plan to achieve the feasibility stage. Samples for metallurgical test work are being collected and laboratory work has started.

Nickel Projects

Raglan Mine Optimization, Canada

With the first phase complete, focus has shifted to developing the phase II scope. The second phase of Raglan's optimization will focus on utilizing increased mill capacity by expanding site infrastructure and ore production to allow for the mining, milling and processing of 1.3 million tonnes of ore annually, resulting in approximately 30,500 tonnes of annual contained nickel production. Scoping study work has been initiated. This phase is targeted to be completed in early 2008.

Nickel Rim, Canada

Vent shaft sinking, which began in February 2005, is now at 1,307 metres and is ahead of schedule. Main shaft sinking began in April 2005 and is now at 672 metres. This project is expected to be completed in 2009, with production starting in 2009.

Koniambo, New Caledonia

Falconbridge continued to advance the Koniambo ferronickel project in New Caledonia, a joint venture between Falconbridge and SMSP. The current focus is on the advancement of detailed engineering and on early construction activities with a focus on site preparation. Discussions continue with government authorities to refine the necessary operating and construction permits. Koniambo Nickel SAS will produce 60,000 tonnes of nickel with start-up expected in 2009/2010.

Kabanga, Tanzania

The Kabanga deposit is a joint venture between Falconbridge and Barrick Gold in Tanzania. The scoping study drilling program and engineering studies are now complete and the scoping study documentation was delivered at the end of the first quarter of 2006. The companies continued to upgrade the resource to measured and indicated categories to support the work plan and diamond drilling is ongoing with seven drills in the ground to define and expand the resource. In addition, systematic exploration of the under-explored Kabanga licence have been initiated and select regional targets are being evaluated.

Zinc Projects

Lennard Shelf, Australia

Falconbridge's Board of Directors has approved the restart of the Lennard Shelf mining operations in Australia, in which the Company has a 50% earn-in right. The other 50% is held by Teck Cominco. The operations are presently under care and maintenance. The mine is expected to produce 70,000 to 80,000 tonnes of zinc per year, on a 100%-basis, for four to five years. The estimated capital cost of the restart is A$23 million on a 100% basis, with an additional A$5 million in pre-production costs. First concentrate production is planned for early 2007.

EXPLORATION UPDATE

Brazil

During the quarter, Falconbridge announced a preliminary inferred resource estimate for two new significant nickel deposits on its Araguaia Nickel Laterite properties in the Para State of northern Brazil. An extensive exploration program on these promising properties is being conducted and diamond drilling continues with six diamond drills. Two deposits are being delineated on the project, the largest at this point being the Serra do Tapa deposit. The second deposit, Vale dos Sonhos, is located 10 kilometres to the southeast.

        Of the holes drilled at the deposits to date, 350 contain mineralized intercepts with grades greater than 1% nickel and 186 were below cut-off. Work is in progress to establish a protocol for completing sampling for initial metallurgical test work that will be used to support an economic scoping study. In addition, drilling continues to delineate extensions of the known resources. This work will continue through 2006. Background information with respect to the project can be obtained by referring to the previous press release dated, September 6, 2005.

OTHER

Under the terms of the Support Agreement between Inco and Falconbridge, the Corporation is not permitted to issue any additional shares (other than in respect of existing options and other convertible securities). The Corporation has therefore suspended its Dividend Re-Investment Plan. Common shareholders will continue to receive their dividends in cash.

SHARES OUTSTANDING AND DECLARED DIVIDENDS

Shares Outstanding (as at April 24, 2006)

Name of new Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares(1)	FAL.LV, FAL	372,385,672
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,882
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000
Junior Preference Shares, Series 1(2)	FAL.PR.X	11,999,899
Junior Preference Shares, Series 2(2)	FAL.PR.Y	11,999,899
Junior Preference Shares, Series 3(2)	FAL.PR.Z	5,999,903
(1)
Falconbridge common shares trade on the Toronto and New York Stock Exchanges under the symbols FAL.LV and FAL, respectively. Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.LV.U.

(2)
The Company has given notice that 8,000,000 junior preference shares, series 1(FAL.PR.X), 8,000,000 junior preference shares, series 2 (FAL.PR.Y) and 4,000,000 junior preference shares, series 3 (FAL.PR.Z) will be redeemed on April 26, 2006.

Declared Dividends

        The following dividends have been declared:

Name of Falconbridge Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Common Shares	FAL.LV	Cdn$0.12	May 31, 2006	June 15, 2006
Preferred Shares, Series 1	N/A	Cdn$0.02	May 15, 2006	June 1, 2006
Preferred Shares, Series 2	FAL.PR.A	Floating rate	May 31, 2006	June 12, 2006
		Floating rate	June 30, 2006	July 12, 2006
		Floating rate	July 31, 2006	August 12, 2006
Preferred Shares, Series 3	FAL.PR.B	Cdn$0.2863	May 15, 2006	June 1, 2006
Preferred Shares, Series F	FAL.PR.F	Floating rate	May 31, 2006	June 12, 2006
		Floating rate	June 30, 2006	July 12, 2006
		Floating rate	July 31, 2006	August 12, 2006
Preferred Shares, Series G	FAL.PR.G	Cdn$0.38125	July 15, 2006	August 1, 2006
Preferred Shares, Series H	FAL.PR.H	Cdn$0.40625	June 15, 2006	June 30, 2006
Junior Preference Shares, Series 1	FAL.PR.X	US$0.375	June 15, 2006	June 30, 2006
Junior Preference Shares, Series 2	FAL.PR.Y	US$0.3906	June 15, 2006	June 30, 2006
Junior Preference Shares, Series 3	FAL.PR.Z	US$0.4063	June 15, 2006	June 30, 2006

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) our future financial requirements and funding of those requirements, (iv) our expectations with respect to our development projects, (v) our production forecast for 2006 and (vi) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $350 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

        Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings.    While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

        Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

        Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

        To participate in the first quarter analyst conference call scheduled for Tuesday, April 25, 2006, at 2:00 p.m., please call (416) 641-6666 for local and overseas callers and 1-800-289-6406 toll free in North America, or visit the Company's website at www.falconbridge.com to listen to a live webcast.

Contacts:

Denis Couture
Senior Vice-President, Investor Relations,
Communications & Public Affairs
(416) 982-7020
denis.couture@falconbridge.com

Steve Douglas
Executive Vice-President and Chief Financial Officer
(416) 982-3554
steve.douglas@falconbridge.com

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(US$ millions, unaudited)

	Three months endedMarch 31(1)
	2006	(Restated) 2005
Revenues	$2,858	$1,894

Operating expenses
Mining, processing and refining costs	743	595
Purchased raw materials	1,207	722
Depreciation, amortization and accretion	169	118

	2,119	1,435

Income generated by operating assets	739	459
Interest expense, net	32	28
Corporate and general administration	24	17
Research, development and exploration	11	11
Minority interest in earnings of subsidiaries	2	94

Income before undernoted	670	309
Other expense (income)	(14)	1
Tax expense	222	124

Net income from continuing operations	$462	$184
Discontinued operations, net of tax	—	8

Net income	$462	$176
Dividends on preferred shares	6	3

Net income attributable to common shares	$456	$173

Net income per common share — Basic
Continuing operations	$1.23	$0.61
Discontinued operations	—	(0.03)

Net income	$1.23	$0.58

Net income per common share — Diluted
Continuing operations	$1.21	$0.60
Discontinued operations	—	(0.03)

Net income	$1.21	$0.57

Basic weighted average number of shares — 000s	371,729	296,856
Diluted weighted average number of shares — 000s	378,694	304,815
(1)
The 2005 consolidated statement of income represents the consolidated results of Noranda Inc. which was renamed to "Falconbridge Limited" after the Amalgamation on June 30, 2005.

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ millions, unaudited)

	Three months ended March 31(1)
	2006	2005
Cash realized from (used for):
Operations
Net income	$462	$176
Charges (credits) not affecting cash:
Depreciation and amortization	158	125
Future taxes	63	75
Minority interest	2	94
Foreign exchange, and other	(17)	(19)

	668	451
Net change in accounts receivable, inventories and payables	(322)	(66)

Cash from operations	346	385

Investment activities
Capital investments	(156)	(110)
Investments and advances	—	(3)
Proceeds on dispositions	11	3

Cash used in investment activities	(145)	(110)

Financing activities
Long-term debt, including current portion
Issued	1	13
Repaid	(57)	(154)
Issue of shares — common	14	8
Dividends paid	(45)	(33)
Issue of shares — minority shareholders	—	16
Dividends paid to minority shareholders	—	(9)

	(87)	(159)

Increase in cash and cash equivalents	114	116
Cash and cash equivalents, beginning of period	886	884

Cash and cash equivalents, end of period	$1,000	$1,000

(1)
The consolidated statement of cashflows for the three months ended March 31, 2005 represent the consolidated statement of cashflows of Noranda Inc. which was renamed to "Falconbridge Limited" after the Amalgamation on June 30, 2005.

FALCONBRIDGE LIMITED

CONSOLIDATED BALANCE SHEETS

(US$ millions, unaudited)

	Mar. 31 2006	Dec. 31 2005
Assets
Current assets
Cash and cash equivalents	$1,000	$886
Accounts receivable	1,269	1,007
Metals and other inventories	1,788	1,708

	4,057	3,601
Operating capital assets	6,728	6,803
Development projects	1,794	1,707
Investments and other assets	297	307

	$12,876	$12,418

Liabilities and Shareholders' Equity
Current Liabilities
Accounts and taxes payable	$1,668	$1,691
Debt due within one year	853	353

	2,521	2,044
Long-term debt	2,534	2,598
Preferred share liabilities	376	876
Future income taxes	1,264	1,156
Asset retirement obligation, pension and other provisions	651	659
Stockholders' interests:
Interests of other shareholders	56	54
Shareholders' equity	5,474	5,031

	$12,876	$12,418

Segmented Information
(US$ millions)

	Three Months ended March 31, 2006
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,768	581	199	310	—	$2,858

Operating expenses
Mining, processing and refining costs	320	214	52	156	1	743
Purchase of raw materials	871	166	76	94	—	1,207
Depreciation, amortization and accretion	88	53	7	13	8	169

	$1,279	433	135	263	9	$2,119

Income (loss) generated by operating assets	$489	148	64	47	(9)	$739

Interest expense, net						(32)
Corporate and general administration						(24)
Research, development and exploration						(11)
Minority interest in earnings of subsidiaries						(2)

Income before undernoted						$670
Other income						14
Tax expense						(222)

Net Income						$462

Total assets, excluding cash and short-term investments	$6,306	3,395	416	1,065	694	$11,876
Capital investments	$56	84	3	7	6	$156

	Three Months ended March 31, 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$968	535	119	271	1	$1,894

Operating expenses
Mining, processing and refining costs	242	170	50	139	(6)	595
Purchase of raw materials	440	142	54	85	1	722
Depreciation, amortization and accretion	55	29	9	12	13	118

	$737	341	113	236	8	$1,435

Income (loss) generated by operating assets	$231	194	6	35	(7)	$459

Interest expense, net						(28)
Corporate and general administration						(17)
Research, development and exploration						(11)
Minority interest in earnings of subsidiaries						(94)

Income before undernoted						$309
Other expense						(9)
Tax expense						(124)

Net income						$176

Total assets, excluding cash and short-term investments	$4,550	2,047	394	1,008	783	$8,782

Capital investments	$48	48	1	7	6	$110

FALCONBRIDGE PRODUCTION AND SALES VOLUMES SUMMARY FOR THREE MONTHS ENDING MARCH 31

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit
(tonnes or thousands of ounces)	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	TOTAL 2006 Q1	TOTAL 2005 Q1
PRODUCTION (contained basis)
Mine
Copper	104,834	106,938	8,900	8,561	2,306	1,335	—	—	116,040	116,834
Nickel	—	—	12,639	14,050	—	—	—	—	12,639	14,050
Ferronickel	—	—	6,879	6,474	—	—	—	—	6,879	6,474
Zinc	37,563	47,598	—	—	64,810	67,067	—	—	102,373	114,665
Lead	—	—	—	—	19,005	18,893	—	—	19,005	18,893
Bauxite (tonnes of bauxite)	—	—	—	—	—	—	627,531	462,917	627,531	462,917
Alumina (contained Al)	—	—	—	—	—	—	145,931	150,876	145,931	150,876
Molybdenum	842	431	—	—	—	—	—	—	842	431
Cobalt	—	—	287	305	—	—	—	—	287	305
Silver	1,868	1,749	—	—	1,707	1,638	—	—	3,575	3,387
Smelter
Copper — anodes	151,167	125,611	—	—	—	—	—	—	151,167	125,611
Refined
Copper — cathodes	143,070	121,585	10,079	8,952	—	—	—	—	153,149	130,537
Nickel	—	—	21,547	21,456	—	—	—	—	21,547	21,456
Ferronickel	—	—	6,879	6,474	—	—	—	—	6,879	6,474
Zinc	37,336	37,965	—	—	15,421	16,713	—	—	52,757	54,678
Lead	—	—	—	—	22,399	21,594	—	—	22,399	21,594
Aluminum	—	—	—	—	—	—	62,334	61,373	62,334	61,373
Molybdenum	—	—	—	—	—	—	—	—	—	—
Cobalt	—	—	1,310	1,330	—	—	—	—	1,310	1,330
Silver	8,940	8,210	—	—	—	—	—	—	8,940	8,210
Gold	228	213	—	—	—	—	—	—	228	213
Fabricated Products
Aluminum Sheet and Foil	—	—	—	—	—	—	46,413	45,614	46,413	45,614

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit
(tonnes or thousands of ounces)	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	2006 Q1	2005 Q1	TOTAL 2006 Q1	TOTAL 2005 Q1
SALES[1] (payable basis)
Mine
Copper	70,027	59,645	2,516	6,679	—	—	—	—	72,543	66,324
Nickel	—	—	—	—	—	—	—	—	—	—
Zinc	6,335	15,150	—	—	68,359	94,823	—	—	74,694	109,973
Lead	—	—	—	—	6,631	4,751	—	—	6,631	4,751
Bauxite (tonnes of bauxite)	—	—	—	—	—	—	251,221	207,552	251,221	207,552
Alumina (contained Al)	—	—	—	—	—	—	86,841	89,656	86,841	89,656
Molybdenum	939	592	—	—	—	—	—	—	939	592
Cobalt	—	—	—	—	—	—	—	—	—	—
Silver	459	380	—	—	398	328	—	—	857	708
Smelter
Copper — anodes	60,420	31,198	—	—	—	—	—	—	60,420	31,198
Refined
Copper — cathodes	150,373	119,951	10,653	8,798	—	—	—	—	161,026	128,749
Nickel	—	—	21,372	21,266	—	—	—	—	21,372	21,266
Ferronickel	—	—	8,234	6,515	—	—	—	—	8,234	6,515
Zinc	35,152	40,932	—	—	—	—	—	—	35,152	40,932
Lead	—	—	—	—	23,030	21,723	—	—	23,030	21,723
Aluminum	—	—	—	—	—	—	56,419	56,628	56,419	56,628
Cobalt	—	—	1,072	874	—	—	—	—	1,072	874
Silver	8,571	8,314	—	—	—	—	—	—	8,571	8,314
Gold	158	184	—	—	—	—	—	—	158	184
Fabricated Products
Aluminum Sheet and Foil	—	—	—	—	—	—	46,413	45,614	46,413	45,614

REALIZED PRICES[2]	2006 Q1	2005 Q1	Louvicourt Mine Production — 2005
Copper (US$/lb) Nickel (US$/lb) Ferronickel (US$/lb) Zinc (US$/lb)	2.29 6.84 6.63 1.07	1.54 7.03 6.70 0.63	Not included in the above totals are Falconbridge's share of production from the now closed
Louvicourt copper/zinc mine. The Louvicourt mine produced the following volumes
			of metal contained in concentrate that was transferred to the Horne smelter.
Lead (US$/lb)	0.63	0.49	(Falconbridge's equity share of contained tonnes or millions of ounces)
Aluminum (US$/lb)	1.13	0.92	Production:	Q1 - 2005
Molybdenum (US$/lb)	22.25	30.43	Copper	3,321
Cobalt (US$/lb)	12.41	17.44	Zinc	2,588
Silver (US$/oz)	9.33	7.17	Silver	66
Gold (US$/oz)	551.88	434.59
REALIZED EXCHANGE RATE
US$ equivalent of Cdn$1.00	0.87	0.82

Note: 2005 production and sales figures have been restated to conform to the current year's presentation.

Note 1: Sales are defined as sales to third parties and are net of all intra-company transfers.

Note 2: Realized prices are the average from all sales across all business units

Detailed production and sales volume reports by business unit are available in the Supplemental Slides presentation accessible on Falconbridge's website at www.falconbridge.com in the Investor Relations >> Quarterly Earnings section.

QuickLinks

  Exhibit 99.3
FALCONBRIDGE FIRST QUARTER 2006 NET INCOME INCREASES 163% TO US$462 MILLION
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF INCOME (US$ millions, unaudited)
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ millions, unaudited)
FALCONBRIDGE LIMITED CONSOLIDATED BALANCE SHEETS (US$ millions, unaudited)
Segmented Information (US$ millions)
FALCONBRIDGE PRODUCTION AND SALES VOLUMES SUMMARY FOR THREE MONTHS ENDING MARCH 31